May 9, 2019

Trac Pham
Chief Financial Officer
Synopsys, Inc.
690 East Middlefield Road
Mountain View, California 94043

       Re: Synopsys, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2018
           Filed December 17, 2018
           File No. 000-19807

Dear Mr. Pham:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2018

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 11. Income Taxes, page 78

1. Please describe to us the tax restructuring that took place in the fourth quarter of 2018 in further detail, including the nature of the intangible assets transferred, the entities involved in the transfer, and how the transfer results in a future U.S. tax deduction. Tell us the authoritative accounting literature upon which you relied in recording a deferred tax asset and tax benefit and how you took into consideration the provisions of ASC 740-10-25-
      3(e).
 Trac Pham
FirstName Inc.
Synopsys, LastNameTrac Pham
Comapany NameSynopsys, Inc.
May 9, 2019
May 9, 2019 Page 2
Page 2
FirstName LastName
2. We note your disclosure that a portion of foreign taxes paid as a result of the changes to your international tax structure in 2018 may result in a U.S. foreign tax credit, but the amount realized cannot be determined at this time. Please explain to us in more detail this disclosure and the basis in U.S. GAAP for not recognizing a deferred tax asset for foreign tax credits.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Laura Veator, Staff
Accountant, at (202) 551-3716 with any questions.



                                                              Sincerely,

                                                              Division of
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